Mail Stop 4561

September 29, 2008

John A. Bardis, President and CEO
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, GA 30022

      Re: **MedAssets, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed September 26, 2008
             File No. 001-33881

Dear Mr. Bardis:

We have completed our review of the above-referenced filing and related response letters, and we have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (212) 728-9125</u>
       Morgan Elwyn, Esq.
       Melinda Wang, Esq.
       Willkie Farr & Gallagher LLP